UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-25873
CUSIP NUMBER [037622 10 7]

(Check one):	☒ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-QSB	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

Apollo Resources International, Inc.

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Apollo Resources International, Inc.
Full Name of Registrant

Powerball International, Inc.
Former Name if Applicable

3001 Knox Street, Suite 403
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75205
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant made significant acquisitions during the fourth quarter of 2005. Management has spent a significant amount of time auditing and consolidating the required information and preparing the relevant disclosures.  Due to these circumstances the registrant as determined that the time, effort and expense to complete review by management and subsequent review by the registrants independent auditor could not be completed without unreasonable effort or expense on the part of the registrant in order to timely file the registrants Form 10-KSB. The registrant intends to file its 10-KSB within the prescribed period allowed by the rules relating to Form 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Dennis McLaughlin, III	214	389-9800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the period ended December 31, 2005 will be significantly different than the results of operations reported on Form 10-KSB for the corresponding period in 2004 due to the completion of five acquisitions. These acquisitions are anticipated to increase assets by approximately $70.0 million primarily due to increased oil and gas reserves, equipment related to these reserves, assets pertaining to pipeline assets acquired, the acquisitions of two production plants related to biodiesel fuel and liquefied natural gas and the related goodwill associated with these acquisitions. Liabilities are anticipated to increase approximately $23.0 million due to the assumption of accounts payable and accrued expenses, and notes payable related to the acquired companies. Stockholders’ equity is anticipated to increase approximately $47.0 million due to the issuance of 40.7 million shares of the registrant’s common stock, related to these acquisitions, and 25.0 million shares of preferred stock of one of the registrants wholly owned subsidiaries related to one of these acquisitions.

Apollo Resources International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2006.	By	/s/ Dennis McLaughlin, III
Dennis McLaughlin, III
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).